March 31, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Pamela Howell

Re:	Spring Valley Acquisition Corp. II

Registration Statement on Form S-1
Filed February 16, 2021, as amended

File No. 333-253156

Dear Ms. Howell:

On March 29, 2022, the undersigned, each for itself and the several underwriters, joined in the request of Spring Valley Acquisition Corp. II (the “Company”) to accelerate the effective date of the above-referenced Registration Statement so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 31, 2022, or as soon thereafter as practicable.

The undersigned, each for itself and the several underwriters, hereby joins in the Company’s withdrawal of such request.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Scott Wexler
	Name:	Scott Wexler
	Title:	Managing Director

GUGGENHEIM SECURITIES, LLC

By:	/s/ James Schaefer
	Name:	James Schaefer
	Title:	Senior Managing Director

[Signature Page to Underwriters’ Acceleration Withdrawal Request Letter]